EXHIBIT 99.8
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Annual Report on Form 40-F for the year ended December 31, 2025 of Elemental Royalty Corporation of our report dated March 23, 2026 relating to the consolidated financial statements, which appears in Exhibit 99.2 to this Annual Report on Form 40-F.
We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-291026) and Form S-8 (Nos. 333-292011 and 333-291930) of Elemental Royalty Corporation of our report dated March 23, 2026 referred to above. We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants

Toronto, Canada
March 23, 2026